UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K


13002865

(Mark one)

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from to

Commission file number: 333-83724

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Novo Nordisk Puerto Rico 401(k) Plan
800 Scudders Mill Road
Plainsboro, New Jersey 08536

B. Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

Novo Nordisk A/S
Novo Alle
2880 Bagsvaerd
Denmark

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Novo Nordisk Inc.
Novo Nordisk Puerto Rico 401(k) Plan

By: 

Karsten Munk Knudsen
Corporate Vice President Finance & IT

Dated: June 19, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Novo Nordisk Inc.
Novo Nordisk Puerto Rico 401(k) Plan

By: /s/ Karsten Munk Knudsen

Karsten Munk Knudsen
Corporate Vice President Finance & IT

Dated: June 19, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Novo Nordisk Inc.
Novo Nordisk Puerto Rico 401(k) Plan

By: /s/ Karsten Munk Knudsen

Karsten Munk Knudsen
Corporate Vice President Finance & IT

Dated: June 19, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Novo Nordisk Inc.
Novo Nordisk Puerto Rico 401(k) Plan

By: /s/ Karsten Munk Knudsen

Karsten Munk Knudsen
Corporate Vice President Finance & IT

Dated: June 19, 2013

NOVO NORDISK PUERTO RICO 401(k) PLAN

December 31, 2012 and 2011

The following unaudited financial statements (see Note) are being attached to a Form 11-K for the Novo Nordisk Puerto Rico 401(k) Plan (the "Plan"). A Post-Effective Amendment No. 1 on Form S-8 (the POS "Amendment") was filed for the Novo Nordisk Inc. 401(k) Savings Plan (the "US Plan") in 2008 in order to update a prior S-8 filing. Stock of Novo Nordisk A/S in the Plan was incorporated into the Form S-8 filing for the US Plan. The form 11-K is currently being filed for the Plan in order to ensure that all security filings are separately satisfied for the Plan.

Note: Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable to the Novo Nordisk Puerto Rico 401(k) Plan.

The Plan is a pension plan with fewer than 100 participants at the beginning of the plan year and meets the conditions for an audit waiver under the Department of Labor's Regulation 29 CFR 2520.104-46.

NOVO NORDISK PUERTO RICO 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2012 and 2011
(Unaudited)

	2012	2011
Investments, at fair value		
Mutual funds	$ 1,667,908	$ 1,277,159
Common stock – Novo Nordisk A/S	955,270	658,251
Common collective trusts	773,605	619,264
Money market funds	396,194	408,744
	3,792,977	2,963,418
Notes receivable from participants	98,804	67,304
Receivables		
Employer contributions	28,716	8,094
Participant contributions	7,091	3,038
Dividends and interest	-	550
	34,410	11,682
Net assets available for benefits	$ 3,927,588	$ 3,042,404

See accompanying notes to financial statements

NOVO NORDISK PUERTO RICO 401(k) PLAN
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2012 and 2011
(Unaudited)

	2012	2011
Additions to (deductions from) net assets attributed to		
Investment income (loss)		
Net appreciation (depreciation) in fair value of investments	$ 491,214	$ (78,465)
Dividends from common stock	14,246	9,606
Other dividends	54,425	34,698
Interest	197	173
	560,082	(33,988)
Interest on notes receivable from participants	3,556	3,580
Contributions		
Employer	218,300	246,033
Participant	131,933	155,584
Participant rollovers	2,435	-
	352,668	401,617
Total additions	916,306	371,209
Deductions from net assets attributed to		
Benefits paid to participants	30,192	4,066
Administrative expenses	930	800
Total deductions	31,122	4,866
Net increase	885,184	366,343
Net assets available for benefits, beginning of year	3,042,404	2,676,061
Net assets available for benefits, end of year	$ 3,927,588	$ 3,042,404

See accompanying notes to financial statements

Note 1 - Description of Plan

The following description of the Novo Nordisk Puerto Rico 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan document, as amended, and the summary plan description for a more complete description of the Plan's provisions.

General

Novo Nordisk Inc. ("NNI") is a wholly-owned subsidiary of Novo Nordisk US Holdings, Inc., which in turn is a wholly-owned subsidiary of Novo Nordisk A/S ("NNAS").

The Plan is a defined contribution plan with fewer than 100 participants and is exempt from the annual audit requirement under the Department of Labor's Regulation 29 CFR 2520.104-46. The Plan covers NNI employees working in Puerto Rico. The Plan was established and sponsored by NNI, effective July 1, 2006 and is subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Board of Directors of NNI has appointed the Retirement Committee with the Plan's administration, oversight and governance responsibilities. Charles Schwab Trust Company, a division of Charles Schwab Bank, is the trustee and custodian of the Plan.

The Plan offers stock of NNAS (Novo Nordisk A/S ADR (American Depositary Receipt)) shares as an investment option. In November 2008, NNAS filed a Post-Effective Amendment No. 1 on Form S-8 (the S-8 POS "Amendment"), which amended Form S-8 originally filed with the Novo Nordisk Inc. 401(k) Savings Plan (the "NNI Plan") to cover both the NNI Plan and the Plan.

Participant Contributions

Participants may contribute up to the $13,000 and $10,000 per Puerto Rico annual limit on a before-tax basis in 2012 and 2011, respectively. Participants may elect to contribute up to 10% of their eligible compensation to the Plan on an after-tax basis. In no event may the participant's before-tax and after-tax contributions exceed the statutory limitations.

Employer Contributions

Matching retirement contributions may be made by NNI equal to 50% of employees' before-tax contributions up to 2% of compensation, resulting in a maximum matching contribution equal to 1% of compensation, if at least 2% of their eligible annual compensation is contributed to the Plan.

NNI may make an employer discretionary retirement contribution equal to 8% of employee's eligible compensation on a payroll by payroll basis. The Plan was amended and restated, effective January 1, 2011, to be in compliance with the Puerto Rico Internal Revenue Code (the "2011 PR Code"). The amendment also provides for an additional employer discretionary contribution equal to 1% of employee's eligible annual compensation that will be made after the end of each plan year, for participants employed on each December 31, or who retire, die or become disabled during the plan year.

Note 1 - Description of Plan (continued)

Employer Contributions (continued)

For the year ended December 31, 2012, the discretionary retirement contributions to the Plan represent 8% of participants' eligible annual compensation plus an additional 1% discretionary contribution, and the Company's matching contributions equal to 50% of the first 2% of participant's eligible contributions were made to the Plan.

For the year ending December 31, 2011, the discretionary retirement contributions to the Plan represent 8% of participants' eligible annual compensation, and the Company's matching contributions equal to 50% of the first 2% of participant's eligible contributions were made to the Plan.

Participant Accounts

Participant accounts are credited with their contributions, including earnings, and allocations of Company contributions and related earnings. Account balances are reduced by internal expenses charged within the Plan investments, as selected by participants. Participant withdrawals and distributions are limited to the participant's total vested account balance. Participants can elect to have their accounts invested in any of the Plan's investment options.

Vesting Benefits and Forfeitures

Participants are 100% vested in their own contributions plus earnings thereon. Vesting in the employer's matching and discretionary retirement contribution portion of their accounts, plus actual earnings thereon, is as follows:

Years of Service	Vesting %
Less than 1	0
1	33
2	66
3 or more	100

Forfeited non-vested accounts are used to reduce future employer contributions and pay Plan expenses. For example, forfeitures may be made available to reinstate previously forfeited account balances of rehired employees, or used to pay administrative expenses of the Plan. The remaining forfeitures, if any, shall be used to reduce employer contributions. There were no forfeitures used by the plan to reduce employer contributions during the years ended December 31, 2012 and 2011. Forfeited non-vested accounts available at December 31, 2012 and 2011 were approximately $355 and $0, respectively.

Note 1 - Description of Plan (continued)

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Under the terms of the Plan, participants may borrow a minimum of $1,000 up to a maximum equal to the lesser of 50% of their vested account balance or $50,000. Loan terms range from one to five years; however, terms may be up to fifteen years for the purchase of a primary residence. The loans are secured by the vested balance in the participants' accounts. As of December 31, 2012 and 2011, the loans' interest rates range from 4.25% to 10.50% and from 4.25% to 9.00%, respectively. Rates are commensurate with market rates for similar loans at issue date. Principal and interest are paid ratably through payroll deductions. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan agreement.

Payment of Benefits

The normal form of distribution under the Plan is a single lump sum cash payment.

Note 2 - Summary of Accounting Policies

Basis of Accounting

The Plan's financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and when applicable, disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Note 2 - Summary of Accounting Policies (continued)

Investment Valuation and Income Recognition

Investments are stated at fair value, in accordance with FASB's Accounting Standards Codification Topic 820 "Fair Value Measurements and Disclosures" (ASC 820).

Fair value (*See Note 3 for discussion of fair value measurements*) is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The following describe the valuation methods used for assets measured at fair value.

Common stock – Valued at the closing price reported on the active market on which the individual securities are traded.

Shares of *mutual funds* – Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value ("NAV") and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Money market funds – Valued at face value, which approximates fair value.

Common/collective trust funds –Valued at the NAV of units of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. *See Note 3 for discussion of NAV per share.*

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, the Plan believes its valuation methods are appropriate and consistent with other market participants; however, the use of different valuation methods and assumptions could result in a different fair value measurement for certain financial instrument at the reporting date. There have been no changes in the methodologies used at December 31, 2012 and 2011.

Net appreciation (depreciation) in the fair value of investments consists of gains and losses on investments bought and sold as well as held during the year. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned, on the accrual basis, and dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Note 2 - Summary of Accounting Policies (continued)

Administrative Expenses:

Plan's administrative expenses like bookkeeping fee, legal fee, audit fee and other reasonable expenses as permitted by the Plan document, collectively known as Plan expenses, are paid by the Plan and the Company.

Recent Accounting Pronouncement

In 2012, the Plan adopted Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") No. 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs* (ASU 2011-04), effective for Plan years beginning after December 15, 2011. ASU 2011-04 amends Accounting Standards Codification ("ASC") 820 to converge the fair value measurement guidance in U.S. generally accepted accounting principles ("GAAP") and International Financial Reporting Standards ("IFRSs"). Adoption of ASU 2011-04 had no effect on the financial statements.

Note 3 - Fair Value Measurements

FASB's ASC 820, Fair Value Measurements and Disclosures, established a framework for measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value in order to maximize the use of observable inputs and minimize the use of unobservable inputs.

Fair Value Hierarchy

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements), and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of measurements are described as follows:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access at the measurement date.

Level 2 – Inputs to the valuation methodology include (1) quoted prices in active markets for similar assets or liabilities; (2) quoted prices in inactive markets for identical or similar assets or liabilities; (3) inputs other than quoted prices that are observable for the assets or liabilities; or (4) inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Note 3 - Fair Value Measurements (continued)

Fair Value Hierarchy (continued)

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following table presents the fair value hierarchy for the balances of the Plan's investments measured at fair value as of December 31, 2012:

	Level 1	Level 2	Total
Mutual funds:			
Domestic large cap funds	$ 540,615	$ -	$ 540,615
Fixed income funds	498,395	-	498,395
International growth funds	352,149	-	352,149
Domestic growth funds	276,749	-	276,749
Total mutual funds	1,667,908	-	1,667,908
Common stock	955,270	-	955,270
Money market funds	396,194	-	396,194
Common collective trusts:			
Lifecycle funds	-	773,605	773,605
Total investments at fair value	$ 3,019,372	$ 773,605	$ 3,792,977

The following table presents the fair value hierarchy for the balances of the Plan's investments measured at fair value as of December 31, 2011:

	Level 1	Level 2	Total
Mutual funds:			
Domestic large cap funds	$ 427,750	$ -	$ 427,750
Fixed income funds	413,200	-	413,200
International growth funds	233,526	-	233,526
Domestic growth funds	202,683	-	202,683
Total mutual funds	1,277,159	-	1,277,159
Common stock	658,251	-	658,251
Money market funds	408,744	-	408,744
Common collective trusts:			
Lifecycle funds	-	619,264	619,264
Total investments at fair value	$ 2,344,154	$ 619,264	$ 2,963,418

The Plan did not have any investments in Level 3 as of December 31, 2012 and 2011, respectively.

Note 3 - Fair Value Measurements (continued)

Changes in Fair Value Levels

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period. The Plan Administrator evaluated the significance of reclassifications between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended December 31, 2012 and 2011, there were no transfers in or out of Levels 1, 2 or 3.

Net Asset Value ("NAV") per Share

The following table summarizes common collective trust investments measured at fair value based on NAV per share as of December 31, 2012 and 2011, respectively.

	Fair Value	Unfunded Commitments	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
As of December 31, 2012:					
Common/Collective Trust Funds [1]	$773,605	None	Immediate	None	None
As of December 31, 2011:					
Common/Collective Trust Funds [1]	$619,264	None	Immediate	None	None

1. The common/collective trust funds consist of investments in Schwab Managed Retirement Trust ("SMRT") Funds (with the exception of the SMRT Fund Income) are designed to be a comprehensive investment option and seek to provide total return for investors retiring approximately at or near the target date in the respective fund name, i.e., SMRT Fund 2010, 2015, 2020, 2025, etc... SMRT Fund Income seeks to provide return for investors near or in retirement.

The assets in the SMRT Funds are diversified across a variety of asset classes including, but not limited to, large cap equities, mid cap equities, international equities, fixed income, global real estate (REITs), commodities, intermediate-term bond, short-term bond, cash equivalents and inflation-protected bond (U.S. TIPS). Assets are allocated to a combination of underlying Schwab Institutional Trust Funds and non-proprietary unitized accounts and collective trust and mutual funds.

The SMRT Funds are valued each business day at their Net Asset Values that are calculated daily by Charles Schwab Bank, the trustee and the investment sponsor of the fund. The values of SMRT Funds will fluctuate up to and after the target dates.

Note 3 - Fair Value Measurements (continued)

Redemption Restrictions

Certain mutual fund charges a redemption fee of 2% on sale transaction(s) associated with a purchase(s) made within the last 60 calendar days. Certain other mutual funds impose a trading policy including the right to put a trade block on the account to restrict purchasing back into the funds for 28 days, 30 days or 60 days. The fees and restrictions are used to discourage short term or excessive trading including market timing activity; however, these trading policies do not affect shareholders' rights to redeem shares of the mutual funds.

Note 4 - Investments

The Plan's investments are held by Charles Schwab Trust Company, the trustee and custodian. The following presents the fair value of the Plan's individual investments that represent 5% or more of the Plan's net assets as of December 31:

	2012	2011
Mutual funds:		
Schwab S&P 500 Index Fund	$ 271,833	$ 172,699
Europacific Growth R6	258,108	153,569
WF Adv Core Bond I	213,906	175,290
Growth Fund of America R6	-	167,023
	$ 743,847	$ 668,581
Common stock:		
Novo Nordisk A/S ADR Shares	$ 955,270	$ 658,251
Common collective trusts:		
Schwab Managed Ret 2030 CL III	$ 402,878	$ 315,841
Schwab Managed Ret 2040 CL III	307,387	249,131
	$ 710,265	$ 564,972
Money Market Fund:		
Schwab Value Advantage Instl.	$ 395,637	$ 408,197

During 2012 and 2011, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year), appreciated (depreciated) in value as follows:

	2012	2011
Common stock	$ 275,461	$ 4,774
Common collective trusts	118,037	(21,470)
Mutual funds	97,716	(61,769)
	$ 491,214	$ (78,465)

Note 5 - Income Tax Status

The Plan had obtained a favorable tax determination letter from the Department of the Treasury of Puerto Rico (the "Hacienda") dated April 18, 2007, which stated that the Plan and related trust qualified under the provisions of the Pension Administrators Group, Inc. Prototype Defined Contribution Retirement Plan Program, and Article 1165-1(b)(3) of the 1994 Puerto Rico Internal Revenue code which has been replaced by the 2011 Puerto Rico Internal Revenue code (the "2011 PR Code") enacted on January 31, 2011, and therefore, was exempt from local income tax.

The Plan administrator believes that the Plan continues to be designed and operated in compliance with the 2011 PR Code; therefore, no provision for income taxes has been included in the Plan's financial statements. The Plan was amended and restated effective January 1, 2011. The amended and restated Plan was submitted to the Hacienda in December 2011 for an updated favorable determination letter under the 2011 PR Code, and has not received a response.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by a government authority. The Plan administrator believes the Plan has not taken nor is expected to take any uncertain positions that would require recognition of a liability or disclosure in the Plan's financial statements as of December 31, 2012 and 2011. The Plan is subject to routine audits by taxing authorities. Currently, there are no audits in progress for any tax periods, and the Plan administrator believes the Plan is no longer subject to income tax examination for the years prior to 2009.

Note 6 - Related Party Transactions

Certain Plan investments are managed by Charles Schwab Trust Company ("Charles Schwab"), a Division of Charles Schwab Bank, who is the trustee and custodian as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. As of December 31, 2012 and 2011, the total market value of investments managed and held by Charles Schwab amounted to $1,441,632 and $1,200,160, respectively. Fees paid by the Plan to Charles Schwab for record keeping, trust and administrative services amounted to $930 and $800 for the years ended December 31, 2012 and 2011, respectively. Schwab Retirement Plan Services is the record keeper of the Plan. Furthermore, Schwab Retirement Plan Services and Charles Schwab Bank are affiliated companies under Charles Schwab & Co.

Novo Nordisk Inc. is the Plan sponsor and the Plan administrator. Novo Nordisk A/S is also a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, Novo Nordisk A/S common stock transactions qualify as party-in-interest transactions. As of December 31, 2012 and 2011, the market value of investments in Novo Nordisk A/S common stock was $955,270 and $658,251, respectively.

Note 7 - Risks and Uncertainties

The Plan provides for various investment options in a combination of diversified funds including Novo Nordisk A/S stock. Investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect the participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits. Users of these financial statements should be aware that the financial markets' volatility may significantly impact the subsequent valuation of the Plan's investments. Accordingly, the valuation of investments reported at December 31, 2012 and 2011 may not necessarily be indicative of amounts that could be realized in a current market exchange.

Note 8 - Mutual Fund Fees

Investments in mutual funds are subject to sales charges in the form of front-end loads, back-end loads or 12b-1 fees. 12b-1 fees are allowable under Section 12b-1 of the Investment Company Act of 1940. Those fees may be deducted annually to pay marketing and distribution costs of mutual funds. These fees are deducted prior to the allocation of the Plan's investment earnings activity and thus not separately identifiable as an expense.

Note 9 - Plan Termination

Although no intention to do so has been expressed, NNI has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon full or partial termination of the Plan, unvested funds in the affected participants' accounts shall become 100% vested and shall not thereafter be subject to forfeiture.

NOVO NORDISK PUERTO RICO 401(k) PLAN
Plan #002
Employer ID #06-1061602
Schedule of Assets (Held at End of Year) (Unaudited)
December 31, 2012

Identity of issuer, borrower, lessor or similar party		Description of Investment	Cost		Fair value
Schwab Managed Ret 2030 CL III	*	Common collective trust fund	**	$	402,878
Schwab Value Advantage Instl.	*	Money market fund	**		395,637
Schwab Managed Ret 2040 CL III	*	Common collective trust fund	**		307,387
Schwab S&P 500 Index Fund	*	Mutual fund	**		271,833
Europacific Growth R6		Mutual fund	**		258,108
WF Adv Core Bond I		Mutual fund	**		213,906
Franklin U.S. Govt Securities Adv		Mutual fund	**		170,524
T Rowe Price Blue Chip		Mutual fund	**		157,499
Vanguard Total Bnd Mkt Idx Sig		Mutual fund	**		113,965
Columbia Dividend Income CLZ		Mutual fund	**		111,284
Columbia Small Cap Index Z		Mutual fund	**		95,842
Vanguard Ttl Intl Stk Idx Sig		Mutual fund	**		71,981
Neuberger Berman MCP Grth Inst		Mutual fund	**		66,117
Columbia Mid Cap Index Z		Mutual fund	**		62,150
Ridgeworth SMCAP Val Equity I		Mutual fund	**		52,639
Schwab Managed Ret 2020 CL III	*	Common collective trust fund	**		23,948
DFA Int'l Small Company		Mutual fund	**		22,060
Schwab Managed Ret 2010 CL III	*	Common collective trust fund	**		20,576
Schwab Managed Ret Income III	*	Common collective trust fund	**		18,817
Schwab U.S. Treasury	*	Money market fund	**		556
Novo Nordisk AS	*	Common stock	**		955,270
Total investments				$	3,792,977
Notes receivable from participants	*	Loan (4.25% to 10.50%; and maturities through 2016)		$	98,804
				$	3,891,781

* Party-in interest
** Cost information not required for participant-directed investments

NOVO NORDISK PUERTO RICO 401(k) PLAN

December 31, 2012 and 2011

The following unaudited financial statements (see Note) are being attached to a Form 11-K for the Novo Nordisk Puerto Rico 401(k) Plan (the "Plan"). A Post-Effective Amendment No. 1 on Form S-8 (the POS "Amendment") was filed for the Novo Nordisk Inc. 401(k) Savings Plan (the "US Plan") in 2008 in order to update a prior S-8 filing. Stock of Novo Nordisk A/S in the Plan was incorporated into the Form S-8 filing for the US Plan. The form 11-K is currently being filed for the Plan in order to ensure that all security filings are separately satisfied for the Plan.

Note: Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable to the Novo Nordisk Puerto Rico 401(k) Plan.

The Plan is a pension plan with fewer than 100 participants at the beginning of the plan year and meets the conditions for an audit waiver under the Department of Labor's Regulation 29 CFR 2520.104-46.

NOVO NORDISK PUERTO RICO 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2012 and 2011
(Unaudited)

	2012	2011
Investments, at fair value		
Mutual funds	$ 1,667,908	$ 1,277,159
Common stock – Novo Nordisk A/S	955,270	658,251
Common collective trusts	773,605	619,264
Money market funds	396,194	408,744
	3,792,977	2,963,418
Notes receivable from participants	98,804	67,304
Receivables		
Employer contributions	28,716	8,094
Participant contributions	7,091	3,038
Dividends and interest	-	550
	34,410	11,682
Net assets available for benefits	$ 3,927,588	$ 3,042,404

See accompanying notes to financial statements

NOVO NORDISK PUERTO RICO 401(k) PLAN
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2012 and 2011
(Unaudited)

	2012	2011
Additions to (deductions from) net assets attributed to		
Investment income (loss)		
Net appreciation (depreciation) in fair value of investments	$ 491,214	$ (78,465)
Dividends from common stock	14,246	9,606
Other dividends	54,425	34,698
Interest	197	173
	560,082	(33,988)
Interest on notes receivable from participants	3,556	3,580
Contributions		
Employer	218,300	246,033
Participant	131,933	155,584
Participant rollovers	2,435	-
	352,668	401,617
Total additions	916,306	371,209
Deductions from net assets attributed to		
Benefits paid to participants	30,192	4,066
Administrative expenses	930	800
Total deductions	31,122	4,866
Net increase	885,184	366,343
Net assets available for benefits, beginning of year	3,042,404	2,676,061
Net assets available for benefits, end of year	$ 3,927,588	$ 3,042,404

See accompanying notes to financial statements

Note 1 - Description of Plan

The following description of the Novo Nordisk Puerto Rico 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan document, as amended, and the summary plan description for a more complete description of the Plan's provisions.

General

Novo Nordisk Inc. ("NNI") is a wholly-owned subsidiary of Novo Nordisk US Holdings, Inc., which in turn is a wholly-owned subsidiary of Novo Nordisk A/S ("NNAS").

The Plan is a defined contribution plan with fewer than 100 participants and is exempt from the annual audit requirement under the Department of Labor's Regulation 29 CFR 2520.104-46. The Plan covers NNI employees working in Puerto Rico. The Plan was established and sponsored by NNI, effective July 1, 2006 and is subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Board of Directors of NNI has appointed the Retirement Committee with the Plan's administration, oversight and governance responsibilities. Charles Schwab Trust Company, a division of Charles Schwab Bank, is the trustee and custodian of the Plan.

The Plan offers stock of NNAS (Novo Nordisk A/S ADR (American Depositary Receipt)) shares as an investment option. In November 2008, NNAS filed a Post-Effective Amendment No. 1 on Form S-8 (the S-8 POS "Amendment"), which amended Form S-8 originally filed with the Novo Nordisk Inc. 401(k) Savings Plan (the "NNI Plan") to cover both the NNI Plan and the Plan.

Participant Contributions

Participants may contribute up to the $13,000 and $10,000 per Puerto Rico annual limit on a before-tax basis in 2012 and 2011, respectively. Participants may elect to contribute up to 10% of their eligible compensation to the Plan on an after-tax basis. In no event may the participant's before-tax and after-tax contributions exceed the statutory limitations.

Employer Contributions

Matching retirement contributions may be made by NNI equal to 50% of employees' before-tax contributions up to 2% of compensation, resulting in a maximum matching contribution equal to 1% of compensation, if at least 2% of their eligible annual compensation is contributed to the Plan.

NNI may make an employer discretionary retirement contribution equal to 8% of employee's eligible compensation on a payroll by payroll basis. The Plan was amended and restated, effective January 1, 2011, to be in compliance with the Puerto Rico Internal Revenue Code (the "2011 PR Code"). The amendment also provides for an additional employer discretionary contribution equal to 1% of employee's eligible annual compensation that will be made after the end of each plan year, for participants employed on each December 31, or who retire, die or become disabled during the plan year.

Note 1 - Description of Plan (continued)

Employer Contributions (continued)

For the year ended December 31, 2012, the discretionary retirement contributions to the Plan represent 8% of participants' eligible annual compensation plus an additional 1% discretionary contribution, and the Company's matching contributions equal to 50% of the first 2% of participant's eligible contributions were made to the Plan.

For the year ending December 31, 2011, the discretionary retirement contributions to the Plan represent 8% of participants' eligible annual compensation, and the Company's matching contributions equal to 50% of the first 2% of participant's eligible contributions were made to the Plan.

Participant Accounts

Participant accounts are credited with their contributions, including earnings, and allocations of Company contributions and related earnings. Account balances are reduced by internal expenses charged within the Plan investments, as selected by participants. Participant withdrawals and distributions are limited to the participant's total vested account balance. Participants can elect to have their accounts invested in any of the Plan's investment options.

Vesting Benefits and Forfeitures

Participants are 100% vested in their own contributions plus earnings thereon. Vesting in the employer's matching and discretionary retirement contribution portion of their accounts, plus actual earnings thereon, is as follows:

Years of Service	Vesting %
Less than 1	0
1	33
2	66
3 or more	100

Forfeited non-vested accounts are used to reduce future employer contributions and pay Plan expenses. For example, forfeitures may be made available to reinstate previously forfeited account balances of rehired employees, or used to pay administrative expenses of the Plan. The remaining forfeitures, if any, shall be used to reduce employer contributions. There were no forfeitures used by the plan to reduce employer contributions during the years ended December 31, 2012 and 2011. Forfeited non-vested accounts available at December 31, 2012 and 2011 were approximately $355 and $0, respectively.

Note 1 - Description of Plan (continued)

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Under the terms of the Plan, participants may borrow a minimum of $1,000 up to a maximum equal to the lesser of 50% of their vested account balance or $50,000. Loan terms range from one to five years; however, terms may be up to fifteen years for the purchase of a primary residence. The loans are secured by the vested balance in the participants' accounts. As of December 31, 2012 and 2011, the loans' interest rates range from 4.25% to 10.50% and from 4.25% to 9.00%, respectively. Rates are commensurate with market rates for similar loans at issue date. Principal and interest are paid ratably through payroll deductions. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan agreement.

Payment of Benefits

The normal form of distribution under the Plan is a single lump sum cash payment.

Note 2 - Summary of Accounting Policies

Basis of Accounting

The Plan's financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and when applicable, disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Note 2 - Summary of Accounting Policies (continued)

Investment Valuation and Income Recognition

Investments are stated at fair value, in accordance with FASB's Accounting Standards Codification Topic 820 "Fair Value Measurements and Disclosures" (ASC 820).

Fair value (*See Note 3 for discussion of fair value measurements*) is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The following describe the valuation methods used for assets measured at fair value.

Common stock – Valued at the closing price reported on the active market on which the individual securities are traded.

Shares of *mutual funds* – Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value ("NAV") and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Money market funds – Valued at face value, which approximates fair value.

Common/collective trust funds –Valued at the NAV of units of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. *See Note 3 for discussion of NAV per share.*

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, the Plan believes its valuation methods are appropriate and consistent with other market participants; however, the use of different valuation methods and assumptions could result in a different fair value measurement for certain financial instrument at the reporting date. There have been no changes in the methodologies used at December 31, 2012 and 2011.

Net appreciation (depreciation) in the fair value of investments consists of gains and losses on investments bought and sold as well as held during the year. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned, on the accrual basis, and dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Note 2 - Summary of Accounting Policies (continued)

Administrative Expenses:

Plan's administrative expenses like bookkeeping fee, legal fee, audit fee and other reasonable expenses as permitted by the Plan document, collectively known as Plan expenses, are paid by the Plan and the Company.

Recent Accounting Pronouncement

In 2012, the Plan adopted Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") No. 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs* (ASU 2011-04), effective for Plan years beginning after December 15, 2011. ASU 2011-04 amends Accounting Standards Codification ("ASC") 820 to converge the fair value measurement guidance in U.S. generally accepted accounting principles ("GAAP") and International Financial Reporting Standards ("IFRSs"). Adoption of ASU 2011-04 had no effect on the financial statements.

Note 3 - Fair Value Measurements

FASB's ASC 820, Fair Value Measurements and Disclosures, established a framework for measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value in order to maximize the use of observable inputs and minimize the use of unobservable inputs.

Fair Value Hierarchy

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements), and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of measurements are described as follows:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access at the measurement date.

Level 2 – Inputs to the valuation methodology include (1) quoted prices in active markets for similar assets or liabilities; (2) quoted prices in inactive markets for identical or similar assets or liabilities; (3) inputs other than quoted prices that are observable for the assets or liabilities; or (4) inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Note 3 - Fair Value Measurements (continued)

Fair Value Hierarchy (continued)

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following table presents the fair value hierarchy for the balances of the Plan's investments measured at fair value as of December 31, 2012:

	Level 1	Level 2	Total
Mutual funds:			
Domestic large cap funds	$ 540,615	$ -	$ 540,615
Fixed income funds	498,395	-	498,395
International growth funds	352,149	-	352,149
Domestic growth funds	276,749	-	276,749
Total mutual funds	1,667,908	-	1,667,908
Common stock	955,270	-	955,270
Money market funds	396,194	-	396,194
Common collective trusts:			
Lifecycle funds	-	773,605	773,605
Total investments at fair value	$ 3,019,372	$ 773,605	$ 3,792,977

The following table presents the fair value hierarchy for the balances of the Plan's investments measured at fair value as of December 31, 2011:

	Level 1	Level 2	Total
Mutual funds:			
Domestic large cap funds	$ 427,750	$ -	$ 427,750
Fixed income funds	413,200	-	413,200
International growth funds	233,526	-	233,526
Domestic growth funds	202,683	-	202,683
Total mutual funds	1,277,159	-	1,277,159
Common stock	658,251	-	658,251
Money market funds	408,744	-	408,744
Common collective trusts:			
Lifecycle funds	-	619,264	619,264
Total investments at fair value	$ 2,344,154	$ 619,264	$ 2,963,418

The Plan did not have any investments in Level 3 as of December 31, 2012 and 2011, respectively.

Note 3 - Fair Value Measurements (continued)

Changes in Fair Value Levels

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period. The Plan Administrator evaluated the significance of reclassifications between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended December 31, 2012 and 2011, there were no transfers in or out of Levels 1, 2 or 3.

Net Asset Value ("NAV") per Share

The following table summarizes common collective trust investments measured at fair value based on NAV per share as of December 31, 2012 and 2011, respectively.

	Fair Value	Unfunded Commitments	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
As of December 31, 2012:					
Common/Collective Trust Funds [1]	$773,605	None	Immediate	None	None
As of December 31, 2011:					
Common/Collective Trust Funds [1]	$619,264	None	Immediate	None	None

1. The common/collective trust funds consist of investments in Schwab Managed Retirement Trust ("SMRT") Funds (with the exception of the SMRT Fund Income) are designed to be a comprehensive investment option and seek to provide total return for investors retiring approximately at or near the target date in the respective fund name, i.e., SMRT Fund 2010, 2015, 2020, 2025, etc... SMRT Fund Income seeks to provide return for investors near or in retirement.

The assets in the SMRT Funds are diversified across a variety of asset classes including, but not limited to, large cap equities, mid cap equities, international equities, fixed income, global real estate (REITs), commodities, intermediate-term bond, short-term bond, cash equivalents and inflation-protected bond (U.S. TIPS). Assets are allocated to a combination of underlying Schwab Institutional Trust Funds and non-proprietary unitized accounts and collective trust and mutual funds.

The SMRT Funds are valued each business day at their Net Asset Values that are calculated daily by Charles Schwab Bank, the trustee and the investment sponsor of the fund. The values of SMRT Funds will fluctuate up to and after the target dates.

Note 3 - Fair Value Measurements (continued)

Redemption Restrictions

Certain mutual fund charges a redemption fee of 2% on sale transaction(s) associated with a purchase(s) made within the last 60 calendar days. Certain other mutual funds impose a trading policy including the right to put a trade block on the account to restrict purchasing back into the funds for 28 days, 30 days or 60 days. The fees and restrictions are used to discourage short term or excessive trading including market timing activity; however, these trading policies do not affect shareholders' rights to redeem shares of the mutual funds.

Note 4 - Investments

The Plan's investments are held by Charles Schwab Trust Company, the trustee and custodian. The following presents the fair value of the Plan's individual investments that represent 5% or more of the Plan's net assets as of December 31:

		2012		2011
Mutual funds:				
Schwab S&P 500 Index Fund	$	271,833	$	172,699
Europacific Growth R6		258,108		153,569
WF Adv Core Bond I		213,906		175,290
Growth Fund of America R6		-		167,023
	$	743,847	$	668,581
Common stock:				
Novo Nordisk A/S ADR Shares	$	955,270	$	658,251
Common collective trusts:				
Schwab Managed Ret 2030 CL III	$	402,878	$	315,841
Schwab Managed Ret 2040 CL III		307,387		249,131
	$	710,265	$	564,972
Money Market Fund:				
Schwab Value Advantage Instl.	$	395,637	$	408,197

During 2012 and 2011, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year), appreciated (depreciated) in value as follows:

		2012		2011
Common stock	$	275,461	$	4,774
Common collective trusts		118,037		(21,470)
Mutual funds		97,716		(61,769)
	$	491,214	$	(78,465)

Note 5 - Income Tax Status

The Plan had obtained a favorable tax determination letter from the Department of the Treasury of Puerto Rico (the "Hacienda") dated April 18, 2007, which stated that the Plan and related trust qualified under the provisions of the Pension Administrators Group, Inc. Prototype Defined Contribution Retirement Plan Program, and Article 1165-1(b)(3) of the 1994 Puerto Rico Internal Revenue code which has been replaced by the 2011 Puerto Rico Internal Revenue code (the "2011 PR Code") enacted on January 31, 2011, and therefore, was exempt from local income tax.

The Plan administrator believes that the Plan continues to be designed and operated in compliance with the 2011 PR Code; therefore, no provision for income taxes has been included in the Plan's financial statements. The Plan was amended and restated effective January 1, 2011. The amended and restated Plan was submitted to the Hacienda in December 2011 for an updated favorable determination letter under the 2011 PR Code, and has not received a response.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by a government authority. The Plan administrator believes the Plan has not taken nor is expected to take any uncertain positions that would require recognition of a liability or disclosure in the Plan's financial statements as of December 31, 2012 and 2011. The Plan is subject to routine audits by taxing authorities. Currently, there are no audits in progress for any tax periods, and the Plan administrator believes the Plan is no longer subject to income tax examination for the years prior to 2009.

Note 6 - Related Party Transactions

Certain Plan investments are managed by Charles Schwab Trust Company ("Charles Schwab"), a Division of Charles Schwab Bank, who is the trustee and custodian as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. As of December 31, 2012 and 2011, the total market value of investments managed and held by Charles Schwab amounted to $1,441,632 and $1,200,160, respectively. Fees paid by the Plan to Charles Schwab for record keeping, trust and administrative services amounted to $930 and $800 for the years ended December 31, 2012 and 2011, respectively. Schwab Retirement Plan Services is the record keeper of the Plan. Furthermore, Schwab Retirement Plan Services and Charles Schwab Bank are affiliated companies under Charles Schwab & Co.

Novo Nordisk Inc. is the Plan sponsor and the Plan administrator. Novo Nordisk A/S is also a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, Novo Nordisk A/S common stock transactions qualify as party-in-interest transactions. As of December 31, 2012 and 2011, the market value of investments in Novo Nordisk A/S common stock was $955,270 and $658,251, respectively.

Note 7 - Risks and Uncertainties

The Plan provides for various investment options in a combination of diversified funds including Novo Nordisk A/S stock. Investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect the participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits. Users of these financial statements should be aware that the financial markets' volatility may significantly impact the subsequent valuation of the Plan's investments. Accordingly, the valuation of investments reported at December 31, 2012 and 2011 may not necessarily be indicative of amounts that could be realized in a current market exchange.

Note 8 - Mutual Fund Fees

Investments in mutual funds are subject to sales charges in the form of front-end loads, back-end loads or 12b-1 fees. 12b-1 fees are allowable under Section 12b-1 of the Investment Company Act of 1940. Those fees may be deducted annually to pay marketing and distribution costs of mutual funds. These fees are deducted prior to the allocation of the Plan's investment earnings activity and thus not separately identifiable as an expense.

Note 9 - Plan Termination

Although no intention to do so has been expressed, NNI has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon full or partial termination of the Plan, unvested funds in the affected participants' accounts shall become 100% vested and shall not thereafter be subject to forfeiture.

NOVO NORDISK PUERTO RICO 401(k) PLAN
Plan #002
Employer ID #06-1061602
Schedule of Assets (Held at End of Year) (Unaudited)
December 31, 2012

Identity of issuer, borrower, lessor or similar party		Description of Investment	Cost		Fair value
Schwab Managed Ret 2030 CL III	*	Common collective trust fund	**	$	402,878
Schwab Value Advantage Instl.	*	Money market fund	**		395,637
Schwab Managed Ret 2040 CL III	*	Common collective trust fund	**		307,387
Schwab S&P 500 Index Fund	*	Mutual fund	**		271,833
Europacific Growth R6		Mutual fund	**		258,108
WF Adv Core Bond I		Mutual fund	**		213,906
Franklin U.S. Govt Securities Adv		Mutual fund	**		170,524
T Rowe Price Blue Chip		Mutual fund	**		157,499
Vanguard Total Bnd Mkt Idx Sig		Mutual fund	**		113,965
Columbia Dividend Income CLZ		Mutual fund	**		111,284
Columbia Small Cap Index Z		Mutual fund	**		95,842
Vanguard Ttl Intl Stk Idx Sig		Mutual fund	**		71,981
Neuberger Berman MCP Grth Inst		Mutual fund	**		66,117
Columbia Mid Cap Index Z		Mutual fund	**		62,150
Ridgeworth SMCAP Val Equity I		Mutual fund	**		52,639
Schwab Managed Ret 2020 CL III	*	Common collective trust fund	**		23,948
DFA Int'l Small Company		Mutual fund	**		22,060
Schwab Managed Ret 2010 CL III	*	Common collective trust fund	**		20,576
Schwab Managed Ret Income III	*	Common collective trust fund	**		18,817
Schwab U.S. Treasury	*	Money market fund	**		556
Novo Nordisk AS	*	Common stock	**		955,270
Total investments				$	3,792,977
Notes receivable from participants	*	Loan (4.25% to 10.50%; and maturities through 2016)		$	98,804
				$	3,891,781

* Party-in interest
** Cost information not required for participant-directed investments

NOVO NORDISK PUERTO RICO 401(k) PLAN

December 31, 2012 and 2011

The following unaudited financial statements (see Note) are being attached to a Form 11-K for the Novo Nordisk Puerto Rico 401(k) Plan (the "Plan"). A Post-Effective Amendment No. 1 on Form S-8 (the POS "Amendment") was filed for the Novo Nordisk Inc. 401(k) Savings Plan (the "US Plan") in 2008 in order to update a prior S-8 filing. Stock of Novo Nordisk A/S in the Plan was incorporated into the Form S-8 filing for the US Plan. The form 11-K is currently being filed for the Plan in order to ensure that all security filings are separately satisfied for the Plan.

Note: Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable to the Novo Nordisk Puerto Rico 401(k) Plan.

The Plan is a pension plan with fewer than 100 participants at the beginning of the plan year and meets the conditions for an audit waiver under the Department of Labor's Regulation 29 CFR 2520.104-46.

NOVO NORDISK PUERTO RICO 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2012 and 2011
(Unaudited)

	2012	2011
Investments, at fair value		
Mutual funds	$ 1,667,908	$ 1,277,159
Common stock – Novo Nordisk A/S	955,270	658,251
Common collective trusts	773,605	619,264
Money market funds	396,194	408,744
	3,792,977	2,963,418
Notes receivable from participants	98,804	67,304
Receivables		
Employer contributions	28,716	8,094
Participant contributions	7,091	3,038
Dividends and interest	-	550
	34,410	11,682
Net assets available for benefits	$ 3,927,588	$ 3,042,404

See accompanying notes to financial statements

NOVO NORDISK PUERTO RICO 401(k) PLAN
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2012 and 2011
(Unaudited)

	2012	2011
Additions to (deductions from) net assets attributed to		
Investment income (loss)		
Net appreciation (depreciation) in fair value of investments	$ 491,214	$ (78,465)
Dividends from common stock	14,246	9,606
Other dividends	54,425	34,698
Interest	197	173
	560,082	(33,988)
Interest on notes receivable from participants	3,556	3,580
Contributions		
Employer	218,300	246,033
Participant	131,933	155,584
Participant rollovers	2,435	-
	352,668	401,617
Total additions	916,306	371,209
Deductions from net assets attributed to		
Benefits paid to participants	30,192	4,066
Administrative expenses	930	800
Total deductions	31,122	4,866
Net increase	885,184	366,343
Net assets available for benefits, beginning of year	3,042,404	2,676,061
Net assets available for benefits, end of year	$ 3,927,588	$ 3,042,404

See accompanying notes to financial statements

Note 1 - Description of Plan

The following description of the Novo Nordisk Puerto Rico 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan document, as amended, and the summary plan description for a more complete description of the Plan's provisions.

General

Novo Nordisk Inc. ("NNI") is a wholly-owned subsidiary of Novo Nordisk US Holdings, Inc., which in turn is a wholly-owned subsidiary of Novo Nordisk A/S ("NNAS").

The Plan is a defined contribution plan with fewer than 100 participants and is exempt from the annual audit requirement under the Department of Labor's Regulation 29 CFR 2520.104-46. The Plan covers NNI employees working in Puerto Rico. The Plan was established and sponsored by NNI, effective July 1, 2006 and is subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Board of Directors of NNI has appointed the Retirement Committee with the Plan's administration, oversight and governance responsibilities. Charles Schwab Trust Company, a division of Charles Schwab Bank, is the trustee and custodian of the Plan.

The Plan offers stock of NNAS (Novo Nordisk A/S ADR (American Depositary Receipt)) shares as an investment option. In November 2008, NNAS filed a Post-Effective Amendment No. 1 on Form S-8 (the S-8 POS "Amendment"), which amended Form S-8 originally filed with the Novo Nordisk Inc. 401(k) Savings Plan (the "NNI Plan") to cover both the NNI Plan and the Plan.

Participant Contributions

Participants may contribute up to the $13,000 and $10,000 per Puerto Rico annual limit on a before-tax basis in 2012 and 2011, respectively. Participants may elect to contribute up to 10% of their eligible compensation to the Plan on an after-tax basis. In no event may the participant's before-tax and after-tax contributions exceed the statutory limitations.

Employer Contributions

Matching retirement contributions may be made by NNI equal to 50% of employees' before-tax contributions up to 2% of compensation, resulting in a maximum matching contribution equal to 1% of compensation, if at least 2% of their eligible annual compensation is contributed to the Plan.

NNI may make an employer discretionary retirement contribution equal to 8% of employee's eligible compensation on a payroll by payroll basis. The Plan was amended and restated, effective January 1, 2011, to be in compliance with the Puerto Rico Internal Revenue Code (the "2011 PR Code"). The amendment also provides for an additional employer discretionary contribution equal to 1% of employee's eligible annual compensation that will be made after the end of each plan year, for participants employed on each December 31, or who retire, die or become disabled during the plan year.

Note 1 - Description of Plan (continued)

Employer Contributions (continued)

For the year ended December 31, 2012, the discretionary retirement contributions to the Plan represent 8% of participants' eligible annual compensation plus an additional 1% discretionary contribution, and the Company's matching contributions equal to 50% of the first 2% of participant's eligible contributions were made to the Plan.

For the year ending December 31, 2011, the discretionary retirement contributions to the Plan represent 8% of participants' eligible annual compensation, and the Company's matching contributions equal to 50% of the first 2% of participant's eligible contributions were made to the Plan.

Participant Accounts

Participant accounts are credited with their contributions, including earnings, and allocations of Company contributions and related earnings. Account balances are reduced by internal expenses charged within the Plan investments, as selected by participants. Participant withdrawals and distributions are limited to the participant's total vested account balance. Participants can elect to have their accounts invested in any of the Plan's investment options.

Vesting Benefits and Forfeitures

Participants are 100% vested in their own contributions plus earnings thereon. Vesting in the employer's matching and discretionary retirement contribution portion of their accounts, plus actual earnings thereon, is as follows:

Years of Service	Vesting %
Less than 1	0
1	33
2	66
3 or more	100

Forfeited non-vested accounts are used to reduce future employer contributions and pay Plan expenses. For example, forfeitures may be made available to reinstate previously forfeited account balances of rehired employees, or used to pay administrative expenses of the Plan. The remaining forfeitures, if any, shall be used to reduce employer contributions. There were no forfeitures used by the plan to reduce employer contributions during the years ended December 31, 2012 and 2011. Forfeited non-vested accounts available at December 31, 2012 and 2011 were approximately $355 and $0, respectively.

Note 1 - Description of Plan (continued)

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Under the terms of the Plan, participants may borrow a minimum of $1,000 up to a maximum equal to the lesser of 50% of their vested account balance or $50,000. Loan terms range from one to five years; however, terms may be up to fifteen years for the purchase of a primary residence. The loans are secured by the vested balance in the participants' accounts. As of December 31, 2012 and 2011, the loans' interest rates range from 4.25% to 10.50% and from 4.25% to 9.00%, respectively. Rates are commensurate with market rates for similar loans at issue date. Principal and interest are paid ratably through payroll deductions. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan agreement.

Payment of Benefits

The normal form of distribution under the Plan is a single lump sum cash payment.

Note 2 - Summary of Accounting Policies

Basis of Accounting

The Plan's financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and when applicable, disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Note 2 - Summary of Accounting Policies (continued)

Investment Valuation and Income Recognition

Investments are stated at fair value, in accordance with FASB's Accounting Standards Codification Topic 820 "Fair Value Measurements and Disclosures" (ASC 820).

Fair value (*See Note 3 for discussion of fair value measurements*) is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The following describe the valuation methods used for assets measured at fair value.

Common stock – Valued at the closing price reported on the active market on which the individual securities are traded.

Shares of *mutual funds* – Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value ("NAV") and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Money market funds – Valued at face value, which approximates fair value.

Common/collective trust funds –Valued at the NAV of units of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. *See Note 3 for discussion of NAV per share.*

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, the Plan believes its valuation methods are appropriate and consistent with other market participants; however, the use of different valuation methods and assumptions could result in a different fair value measurement for certain financial instrument at the reporting date. There have been no changes in the methodologies used at December 31, 2012 and 2011.

Net appreciation (depreciation) in the fair value of investments consists of gains and losses on investments bought and sold as well as held during the year. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned, on the accrual basis, and dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Note 2 - Summary of Accounting Policies (continued)

Administrative Expenses:

Plan's administrative expenses like bookkeeping fee, legal fee, audit fee and other reasonable expenses as permitted by the Plan document, collectively known as Plan expenses, are paid by the Plan and the Company.

Recent Accounting Pronouncement

In 2012, the Plan adopted Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") No. 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs* (ASU 2011-04), effective for Plan years beginning after December 15, 2011. ASU 2011-04 amends Accounting Standards Codification ("ASC") 820 to converge the fair value measurement guidance in U.S. generally accepted accounting principles ("GAAP") and International Financial Reporting Standards ("IFRSs"). Adoption of ASU 2011-04 had no effect on the financial statements.

Note 3 - Fair Value Measurements

FASB's ASC 820, Fair Value Measurements and Disclosures, established a framework for measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value in order to maximize the use of observable inputs and minimize the use of unobservable inputs.

Fair Value Hierarchy

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements), and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of measurements are described as follows:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access at the measurement date.

Level 2 – Inputs to the valuation methodology include (1) quoted prices in active markets for similar assets or liabilities; (2) quoted prices in inactive markets for identical or similar assets or liabilities; (3) inputs other than quoted prices that are observable for the assets or liabilities; or (4) inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Note 3 - Fair Value Measurements (continued)

Fair Value Hierarchy (continued)

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following table presents the fair value hierarchy for the balances of the Plan's investments measured at fair value as of December 31, 2012:

	Level 1	Level 2	Total
Mutual funds:			
Domestic large cap funds	$ 540,615	$ -	$ 540,615
Fixed income funds	498,395	-	498,395
International growth funds	352,149	-	352,149
Domestic growth funds	276,749	-	276,749
Total mutual funds	1,667,908	-	1,667,908
Common stock	955,270	-	955,270
Money market funds	396,194	-	396,194
Common collective trusts:			
Lifecycle funds	-	773,605	773,605
Total investments at fair value	$ 3,019,372	$ 773,605	$ 3,792,977

The following table presents the fair value hierarchy for the balances of the Plan's investments measured at fair value as of December 31, 2011:

	Level 1	Level 2	Total
Mutual funds:			
Domestic large cap funds	$ 427,750	$ -	$ 427,750
Fixed income funds	413,200	-	413,200
International growth funds	233,526	-	233,526
Domestic growth funds	202,683	-	202,683
Total mutual funds	1,277,159	-	1,277,159
Common stock	658,251	-	658,251
Money market funds	408,744	-	408,744
Common collective trusts:			
Lifecycle funds	-	619,264	619,264
Total investments at fair value	$ 2,344,154	$ 619,264	$ 2,963,418

The Plan did not have any investments in Level 3 as of December 31, 2012 and 2011, respectively.

Note 3 - Fair Value Measurements (continued)

Changes in Fair Value Levels

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period. The Plan Administrator evaluated the significance of reclassifications between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended December 31, 2012 and 2011, there were no transfers in or out of Levels 1, 2 or 3.

Net Asset Value ("NAV") per Share

The following table summarizes common collective trust investments measured at fair value based on NAV per share as of December 31, 2012 and 2011, respectively.

	Fair Value	Unfunded Commitments	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
As of December 31, 2012:					
Common/Collective Trust Funds [1]	$773,605	None	Immediate	None	None
As of December 31, 2011:					
Common/Collective Trust Funds [1]	$619,264	None	Immediate	None	None

1. The common/collective trust funds consist of investments in Schwab Managed Retirement Trust ("SMRT") Funds (with the exception of the SMRT Fund Income) are designed to be a comprehensive investment option and seek to provide total return for investors retiring approximately at or near the target date in the respective fund name, i.e., SMRT Fund 2010, 2015, 2020, 2025, etc... SMRT Fund Income seeks to provide return for investors near or in retirement.

The assets in the SMRT Funds are diversified across a variety of asset classes including, but not limited to, large cap equities, mid cap equities, international equities, fixed income, global real estate (REITs), commodities, intermediate-term bond, short-term bond, cash equivalents and inflation-protected bond (U.S. TIPS). Assets are allocated to a combination of underlying Schwab Institutional Trust Funds and non-proprietary unitized accounts and collective trust and mutual funds.

The SMRT Funds are valued each business day at their Net Asset Values that are calculated daily by Charles Schwab Bank, the trustee and the investment sponsor of the fund. The values of SMRT Funds will fluctuate up to and after the target dates.

Note 3 - Fair Value Measurements (continued)

Redemption Restrictions

Certain mutual fund charges a redemption fee of 2% on sale transaction(s) associated with a purchase(s) made within the last 60 calendar days. Certain other mutual funds impose a trading policy including the right to put a trade block on the account to restrict purchasing back into the funds for 28 days, 30 days or 60 days. The fees and restrictions are used to discourage short term or excessive trading including market timing activity; however, these trading policies do not affect shareholders' rights to redeem shares of the mutual funds.

Note 4 - Investments

The Plan's investments are held by Charles Schwab Trust Company, the trustee and custodian. The following presents the fair value of the Plan's individual investments that represent 5% or more of the Plan's net assets as of December 31:

		2012		2011
Mutual funds:				
Schwab S&P 500 Index Fund	$	271,833	$	172,699
Europacific Growth R6		258,108		153,569
WF Adv Core Bond I		213,906		175,290
Growth Fund of America R6		-		167,023
	$	743,847	$	668,581
Common stock:				
Novo Nordisk A/S ADR Shares	$	955,270	$	658,251
Common collective trusts:				
Schwab Managed Ret 2030 CL III	$	402,878	$	315,841
Schwab Managed Ret 2040 CL III		307,387		249,131
	$	710,265	$	564,972
Money Market Fund:				
Schwab Value Advantage Instl.	$	395,637	$	408,197

During 2012 and 2011, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year), appreciated (depreciated) in value as follows:

		2012		2011
Common stock	$	275,461	$	4,774
Common collective trusts		118,037		(21,470)
Mutual funds		97,716		(61,769)
	$	491,214	$	(78,465)

Note 5 - Income Tax Status

The Plan had obtained a favorable tax determination letter from the Department of the Treasury of Puerto Rico (the "Hacienda") dated April 18, 2007, which stated that the Plan and related trust qualified under the provisions of the Pension Administrators Group, Inc. Prototype Defined Contribution Retirement Plan Program, and Article 1165-1(b)(3) of the 1994 Puerto Rico Internal Revenue code which has been replaced by the 2011 Puerto Rico Internal Revenue code (the "2011 PR Code") enacted on January 31, 2011, and therefore, was exempt from local income tax.

The Plan administrator believes that the Plan continues to be designed and operated in compliance with the 2011 PR Code; therefore, no provision for income taxes has been included in the Plan's financial statements. The Plan was amended and restated effective January 1, 2011. The amended and restated Plan was submitted to the Hacienda in December 2011 for an updated favorable determination letter under the 2011 PR Code, and has not received a response.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by a government authority. The Plan administrator believes the Plan has not taken nor is expected to take any uncertain positions that would require recognition of a liability or disclosure in the Plan's financial statements as of December 31, 2012 and 2011. The Plan is subject to routine audits by taxing authorities. Currently, there are no audits in progress for any tax periods, and the Plan administrator believes the Plan is no longer subject to income tax examination for the years prior to 2009.

Note 6 - Related Party Transactions

Certain Plan investments are managed by Charles Schwab Trust Company ("Charles Schwab"), a Division of Charles Schwab Bank, who is the trustee and custodian as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. As of December 31, 2012 and 2011, the total market value of investments managed and held by Charles Schwab amounted to $1,441,632 and $1,200,160, respectively. Fees paid by the Plan to Charles Schwab for record keeping, trust and administrative services amounted to $930 and $800 for the years ended December 31, 2012 and 2011, respectively. Schwab Retirement Plan Services is the record keeper of the Plan. Furthermore, Schwab Retirement Plan Services and Charles Schwab Bank are affiliated companies under Charles Schwab & Co.

Novo Nordisk Inc. is the Plan sponsor and the Plan administrator. Novo Nordisk A/S is also a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, Novo Nordisk A/S common stock transactions qualify as party-in-interest transactions. As of December 31, 2012 and 2011, the market value of investments in Novo Nordisk A/S common stock was $955,270 and $658,251, respectively.

Note 7 - Risks and Uncertainties

The Plan provides for various investment options in a combination of diversified funds including Novo Nordisk A/S stock. Investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect the participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits. Users of these financial statements should be aware that the financial markets' volatility may significantly impact the subsequent valuation of the Plan's investments. Accordingly, the valuation of investments reported at December 31, 2012 and 2011 may not necessarily be indicative of amounts that could be realized in a current market exchange.

Note 8 - Mutual Fund Fees

Investments in mutual funds are subject to sales charges in the form of front-end loads, back-end loads or 12b-1 fees. 12b-1 fees are allowable under Section 12b-1 of the Investment Company Act of 1940. Those fees may be deducted annually to pay marketing and distribution costs of mutual funds. These fees are deducted prior to the allocation of the Plan's investment earnings activity and thus not separately identifiable as an expense.

Note 9 - Plan Termination

Although no intention to do so has been expressed, NNI has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon full or partial termination of the Plan, unvested funds in the affected participants' accounts shall become 100% vested and shall not thereafter be subject to forfeiture.

NOVO NORDISK PUERTO RICO 401(k) PLAN
Plan #002
Employer ID #06-1061602
Schedule of Assets (Held at End of Year) (Unaudited)
December 31, 2012

Identity of issuer, borrower, lessor or similar party		Description of Investment	Cost		Fair value
Schwab Managed Ret 2030 CL III	*	Common collective trust fund	**	$	402,878
Schwab Value Advantage Instl.	*	Money market fund	**		395,637
Schwab Managed Ret 2040 CL III	*	Common collective trust fund	**		307,387
Schwab S&P 500 Index Fund	*	Mutual fund	**		271,833
Europacific Growth R6		Mutual fund	**		258,108
WF Adv Core Bond I		Mutual fund	**		213,906
Franklin U.S. Govt Securities Adv		Mutual fund	**		170,524
T Rowe Price Blue Chip		Mutual fund	**		157,499
Vanguard Total Bnd Mkt Idx Sig		Mutual fund	**		113,965
Columbia Dividend Income CLZ		Mutual fund	**		111,284
Columbia Small Cap Index Z		Mutual fund	**		95,842
Vanguard Ttl Intl Stk Idx Sig		Mutual fund	**		71,981
Neuberger Berman MCP Grth Inst		Mutual fund	**		66,117
Columbia Mid Cap Index Z		Mutual fund	**		62,150
Ridgeworth SMCAP Val Equity I		Mutual fund	**		52,639
Schwab Managed Ret 2020 CL III	*	Common collective trust fund	**		23,948
DFA Int'l Small Company		Mutual fund	**		22,060
Schwab Managed Ret 2010 CL III	*	Common collective trust fund	**		20,576
Schwab Managed Ret Income III	*	Common collective trust fund	**		18,817
Schwab U.S. Treasury	*	Money market fund	**		556
Novo Nordisk AS	*	Common stock	**		955,270
Total investments				$	3,792,977
Notes receivable from participants	*	Loan (4.25% to 10.50%; and maturities through 2016)		$	98,804
				$	3,891,781

* Party-in interest
** Cost information not required for participant-directed investments

NOVO NORDISK PUERTO RICO 401(k) PLAN

December 31, 2012 and 2011

The following unaudited financial statements (see Note) are being attached to a Form 11-K for the Novo Nordisk Puerto Rico 401(k) Plan (the "Plan"). A Post-Effective Amendment No. 1 on Form S-8 (the POS "Amendment") was filed for the Novo Nordisk Inc. 401(k) Savings Plan (the "US Plan") in 2008 in order to update a prior S-8 filing. Stock of Novo Nordisk A/S in the Plan was incorporated into the Form S-8 filing for the US Plan. The form 11-K is currently being filed for the Plan in order to ensure that all security filings are separately satisfied for the Plan.

Note: Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable to the Novo Nordisk Puerto Rico 401(k) Plan.

The Plan is a pension plan with fewer than 100 participants at the beginning of the plan year and meets the conditions for an audit waiver under the Department of Labor's Regulation 29 CFR 2520.104-46.

NOVO NORDISK PUERTO RICO 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2012 and 2011
(Unaudited)

	2012	2011
Investments, at fair value		
Mutual funds	$ 1,667,908	$ 1,277,159
Common stock – Novo Nordisk A/S	955,270	658,251
Common collective trusts	773,605	619,264
Money market funds	396,194	408,744
	3,792,977	2,963,418
Notes receivable from participants	98,804	67,304
Receivables		
Employer contributions	28,716	8,094
Participant contributions	7,091	3,038
Dividends and interest	-	550
	34,410	11,682
Net assets available for benefits	$ 3,927,588	$ 3,042,404

See accompanying notes to financial statements

NOVO NORDISK PUERTO RICO 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2012 and 2011
(Unaudited)

	2012	2011
Additions to (deductions from) net assets attributed to		
Investment income (loss)		
Net appreciation (depreciation) in fair value of investments	$ 491,214	$ (78,465)
Dividends from common stock	14,246	9,606
Other dividends	54,425	34,698
Interest	197	173
	560,082	(33,988)
Interest on notes receivable from participants	3,556	3,580
Contributions		
Employer	218,300	246,033
Participant	131,933	155,584
Participant rollovers	2,435	-
	352,668	401,617
Total additions	916,306	371,209
Deductions from net assets attributed to		
Benefits paid to participants	30,192	4,066
Administrative expenses	930	800
Total deductions	31,122	4,866
Net increase	885,184	366,343
Net assets available for benefits, beginning of year	3,042,404	2,676,061
Net assets available for benefits, end of year	$ 3,927,588	$ 3,042,404

See accompanying notes to financial statements

Note 1 - Description of Plan

The following description of the Novo Nordisk Puerto Rico 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan document, as amended, and the summary plan description for a more complete description of the Plan's provisions.

General

Novo Nordisk Inc. ("NNI") is a wholly-owned subsidiary of Novo Nordisk US Holdings, Inc., which in turn is a wholly-owned subsidiary of Novo Nordisk A/S ("NNAS").

The Plan is a defined contribution plan with fewer than 100 participants and is exempt from the annual audit requirement under the Department of Labor's Regulation 29 CFR 2520.104-46. The Plan covers NNI employees working in Puerto Rico. The Plan was established and sponsored by NNI, effective July 1, 2006 and is subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Board of Directors of NNI has appointed the Retirement Committee with the Plan's administration, oversight and governance responsibilities. Charles Schwab Trust Company, a division of Charles Schwab Bank, is the trustee and custodian of the Plan.

The Plan offers stock of NNAS (Novo Nordisk A/S ADR (American Depositary Receipt)) shares as an investment option. In November 2008, NNAS filed a Post-Effective Amendment No. 1 on Form S-8 (the S-8 POS "Amendment"), which amended Form S-8 originally filed with the Novo Nordisk Inc. 401(k) Savings Plan (the "NNI Plan") to cover both the NNI Plan and the Plan.

Participant Contributions

Participants may contribute up to the $13,000 and $10,000 per Puerto Rico annual limit on a before-tax basis in 2012 and 2011, respectively. Participants may elect to contribute up to 10% of their eligible compensation to the Plan on an after-tax basis. In no event may the participant's before-tax and after-tax contributions exceed the statutory limitations.

Employer Contributions

Matching retirement contributions may be made by NNI equal to 50% of employees' before-tax contributions up to 2% of compensation, resulting in a maximum matching contribution equal to 1% of compensation, if at least 2% of their eligible annual compensation is contributed to the Plan.

NNI may make an employer discretionary retirement contribution equal to 8% of employee's eligible compensation on a payroll by payroll basis. The Plan was amended and restated, effective January 1, 2011, to be in compliance with the Puerto Rico Internal Revenue Code (the "2011 PR Code"). The amendment also provides for an additional employer discretionary contribution equal to 1% of employee's eligible annual compensation that will be made after the end of each plan year, for participants employed on each December 31, or who retire, die or become disabled during the plan year.

Note 1 - Description of Plan (continued)

Employer Contributions (continued)

For the year ended December 31, 2012, the discretionary retirement contributions to the Plan represent 8% of participants' eligible annual compensation plus an additional 1% discretionary contribution, and the Company's matching contributions equal to 50% of the first 2% of participant's eligible contributions were made to the Plan.

For the year ending December 31, 2011, the discretionary retirement contributions to the Plan represent 8% of participants' eligible annual compensation, and the Company's matching contributions equal to 50% of the first 2% of participant's eligible contributions were made to the Plan.

Participant Accounts

Participant accounts are credited with their contributions, including earnings, and allocations of Company contributions and related earnings. Account balances are reduced by internal expenses charged within the Plan investments, as selected by participants. Participant withdrawals and distributions are limited to the participant's total vested account balance. Participants can elect to have their accounts invested in any of the Plan's investment options.

Vesting Benefits and Forfeitures

Participants are 100% vested in their own contributions plus earnings thereon. Vesting in the employer's matching and discretionary retirement contribution portion of their accounts, plus actual earnings thereon, is as follows:

Years of Service	Vesting %
Less than 1	0
1	33
2	66
3 or more	100

Forfeited non-vested accounts are used to reduce future employer contributions and pay Plan expenses. For example, forfeitures may be made available to reinstate previously forfeited account balances of rehired employees, or used to pay administrative expenses of the Plan. The remaining forfeitures, if any, shall be used to reduce employer contributions. There were no forfeitures used by the plan to reduce employer contributions during the years ended December 31, 2012 and 2011. Forfeited non-vested accounts available at December 31, 2012 and 2011 were approximately $355 and $0, respectively.

Note 1 - Description of Plan (continued)

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Under the terms of the Plan, participants may borrow a minimum of $1,000 up to a maximum equal to the lesser of 50% of their vested account balance or $50,000. Loan terms range from one to five years; however, terms may be up to fifteen years for the purchase of a primary residence. The loans are secured by the vested balance in the participants' accounts. As of December 31, 2012 and 2011, the loans' interest rates range from 4.25% to 10.50% and from 4.25% to 9.00%, respectively. Rates are commensurate with market rates for similar loans at issue date. Principal and interest are paid ratably through payroll deductions. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan agreement.

Payment of Benefits

The normal form of distribution under the Plan is a single lump sum cash payment.

Note 2 - Summary of Accounting Policies

Basis of Accounting

The Plan's financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and when applicable, disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Note 2 - Summary of Accounting Policies (continued)

Investment Valuation and Income Recognition

Investments are stated at fair value, in accordance with FASB's Accounting Standards Codification Topic 820 "Fair Value Measurements and Disclosures" (ASC 820).

Fair value (*See Note 3 for discussion of fair value measurements*) is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The following describe the valuation methods used for assets measured at fair value.

Common stock – Valued at the closing price reported on the active market on which the individual securities are traded.

Shares of *mutual funds* – Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value ("NAV") and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Money market funds – Valued at face value, which approximates fair value.

Common/collective trust funds –Valued at the NAV of units of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. *See Note 3 for discussion of NAV per share.*

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, the Plan believes its valuation methods are appropriate and consistent with other market participants; however, the use of different valuation methods and assumptions could result in a different fair value measurement for certain financial instrument at the reporting date. There have been no changes in the methodologies used at December 31, 2012 and 2011.

Net appreciation (depreciation) in the fair value of investments consists of gains and losses on investments bought and sold as well as held during the year. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned, on the accrual basis, and dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Note 2 - Summary of Accounting Policies (continued)

Administrative Expenses:

Plan's administrative expenses like bookkeeping fee, legal fee, audit fee and other reasonable expenses as permitted by the Plan document, collectively known as Plan expenses, are paid by the Plan and the Company.

Recent Accounting Pronouncement

In 2012, the Plan adopted Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") No. 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs* (ASU 2011-04), effective for Plan years beginning after December 15, 2011. ASU 2011-04 amends Accounting Standards Codification ("ASC") 820 to converge the fair value measurement guidance in U.S. generally accepted accounting principles ("GAAP") and International Financial Reporting Standards ("IFRSs"). Adoption of ASU 2011-04 had no effect on the financial statements.

Note 3 - Fair Value Measurements

FASB's ASC 820, Fair Value Measurements and Disclosures, established a framework for measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value in order to maximize the use of observable inputs and minimize the use of unobservable inputs.

Fair Value Hierarchy

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements), and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of measurements are described as follows:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access at the measurement date.

Level 2 – Inputs to the valuation methodology include (1) quoted prices in active markets for similar assets or liabilities; (2) quoted prices in inactive markets for identical or similar assets or liabilities; (3) inputs other than quoted prices that are observable for the assets or liabilities; or (4) inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Note 3 - Fair Value Measurements (continued)

Fair Value Hierarchy (continued)

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following table presents the fair value hierarchy for the balances of the Plan's investments measured at fair value as of December 31, 2012:

	Level 1	Level 2	Total
Mutual funds:			
Domestic large cap funds	$ 540,615	$ -	$ 540,615
Fixed income funds	498,395	-	498,395
International growth funds	352,149	-	352,149
Domestic growth funds	276,749	-	276,749
Total mutual funds	1,667,908	-	1,667,908
Common stock	955,270	-	955,270
Money market funds	396,194	-	396,194
Common collective trusts:			
Lifecycle funds	-	773,605	773,605
Total investments at fair value	$ 3,019,372	$ 773,605	$ 3,792,977

The following table presents the fair value hierarchy for the balances of the Plan's investments measured at fair value as of December 31, 2011:

	Level 1	Level 2	Total
Mutual funds:			
Domestic large cap funds	$ 427,750	$ -	$ 427,750
Fixed income funds	413,200	-	413,200
International growth funds	233,526	-	233,526
Domestic growth funds	202,683	-	202,683
Total mutual funds	1,277,159	-	1,277,159
Common stock	658,251	-	658,251
Money market funds	408,744	-	408,744
Common collective trusts:			
Lifecycle funds	-	619,264	619,264
Total investments at fair value	$ 2,344,154	$ 619,264	$ 2,963,418

The Plan did not have any investments in Level 3 as of December 31, 2012 and 2011, respectively.

Note 3 - Fair Value Measurements (continued)

Changes in Fair Value Levels

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period. The Plan Administrator evaluated the significance of reclassifications between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended December 31, 2012 and 2011, there were no transfers in or out of Levels 1, 2 or 3.

Net Asset Value ("NAV") per Share

The following table summarizes common collective trust investments measured at fair value based on NAV per share as of December 31, 2012 and 2011, respectively.

	Fair Value	Unfunded Commitments	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
As of December 31, 2012:					
Common/Collective Trust Funds [1]	$773,605	None	Immediate	None	None
As of December 31, 2011:					
Common/Collective Trust Funds [1]	$619,264	None	Immediate	None	None

1. The common/collective trust funds consist of investments in Schwab Managed Retirement Trust ("SMRT") Funds (with the exception of the SMRT Fund Income) are designed to be a comprehensive investment option and seek to provide total return for investors retiring approximately at or near the target date in the respective fund name, i.e., SMRT Fund 2010, 2015, 2020, 2025, etc... SMRT Fund Income seeks to provide return for investors near or in retirement.

The assets in the SMRT Funds are diversified across a variety of asset classes including, but not limited to, large cap equities, mid cap equities, international equities, fixed income, global real estate (REITs), commodities, intermediate-term bond, short-term bond, cash equivalents and inflation-protected bond (U.S. TIPS). Assets are allocated to a combination of underlying Schwab Institutional Trust Funds and non-proprietary unitized accounts and collective trust and mutual funds.

The SMRT Funds are valued each business day at their Net Asset Values that are calculated daily by Charles Schwab Bank, the trustee and the investment sponsor of the fund. The values of SMRT Funds will fluctuate up to and after the target dates.

Note 3 - Fair Value Measurements (continued)

Redemption Restrictions

Certain mutual fund charges a redemption fee of 2% on sale transaction(s) associated with a purchase(s) made within the last 60 calendar days. Certain other mutual funds impose a trading policy including the right to put a trade block on the account to restrict purchasing back into the funds for 28 days, 30 days or 60 days. The fees and restrictions are used to discourage short term or excessive trading including market timing activity; however, these trading policies do not affect shareholders' rights to redeem shares of the mutual funds.

Note 4 - Investments

The Plan's investments are held by Charles Schwab Trust Company, the trustee and custodian. The following presents the fair value of the Plan's individual investments that represent 5% or more of the Plan's net assets as of December 31:

	2012	2011
Mutual funds:		
Schwab S&P 500 Index Fund	$ 271,833	$ 172,699
Europacific Growth R6	258,108	153,569
WF Adv Core Bond I	213,906	175,290
Growth Fund of America R6	-	167,023
	$ 743,847	$ 668,581
Common stock:		
Novo Nordisk A/S ADR Shares	$ 955,270	$ 658,251
Common collective trusts:		
Schwab Managed Ret 2030 CL III	$ 402,878	$ 315,841
Schwab Managed Ret 2040 CL III	307,387	249,131
	$ 710,265	$ 564,972
Money Market Fund:		
Schwab Value Advantage Instl.	$ 395,637	$ 408,197

During 2012 and 2011, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year), appreciated (depreciated) in value as follows:

	2012	2011
Common stock	$ 275,461	$ 4,774
Common collective trusts	118,037	(21,470)
Mutual funds	97,716	(61,769)
	$ 491,214	$ (78,465)

Note 5 - Income Tax Status

The Plan had obtained a favorable tax determination letter from the Department of the Treasury of Puerto Rico (the "Hacienda") dated April 18, 2007, which stated that the Plan and related trust qualified under the provisions of the Pension Administrators Group, Inc. Prototype Defined Contribution Retirement Plan Program, and Article 1165-1(b)(3) of the 1994 Puerto Rico Internal Revenue code which has been replaced by the 2011 Puerto Rico Internal Revenue code (the "2011 PR Code") enacted on January 31, 2011, and therefore, was exempt from local income tax.

The Plan administrator believes that the Plan continues to be designed and operated in compliance with the 2011 PR Code; therefore, no provision for income taxes has been included in the Plan's financial statements. The Plan was amended and restated effective January 1, 2011. The amended and restated Plan was submitted to the Hacienda in December 2011 for an updated favorable determination letter under the 2011 PR Code, and has not received a response.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by a government authority. The Plan administrator believes the Plan has not taken nor is expected to take any uncertain positions that would require recognition of a liability or disclosure in the Plan's financial statements as of December 31, 2012 and 2011. The Plan is subject to routine audits by taxing authorities. Currently, there are no audits in progress for any tax periods, and the Plan administrator believes the Plan is no longer subject to income tax examination for the years prior to 2009.

Note 6 - Related Party Transactions

Certain Plan investments are managed by Charles Schwab Trust Company ("Charles Schwab"), a Division of Charles Schwab Bank, who is the trustee and custodian as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. As of December 31, 2012 and 2011, the total market value of investments managed and held by Charles Schwab amounted to $1,441,632 and $1,200,160, respectively. Fees paid by the Plan to Charles Schwab for record keeping, trust and administrative services amounted to $930 and $800 for the years ended December 31, 2012 and 2011, respectively. Schwab Retirement Plan Services is the record keeper of the Plan. Furthermore, Schwab Retirement Plan Services and Charles Schwab Bank are affiliated companies under Charles Schwab & Co.

Novo Nordisk Inc. is the Plan sponsor and the Plan administrator. Novo Nordisk A/S is also a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, Novo Nordisk A/S common stock transactions qualify as party-in-interest transactions. As of December 31, 2012 and 2011, the market value of investments in Novo Nordisk A/S common stock was $955,270 and $658,251, respectively.

Note 7 - Risks and Uncertainties

The Plan provides for various investment options in a combination of diversified funds including Novo Nordisk A/S stock. Investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect the participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits. Users of these financial statements should be aware that the financial markets' volatility may significantly impact the subsequent valuation of the Plan's investments. Accordingly, the valuation of investments reported at December 31, 2012 and 2011 may not necessarily be indicative of amounts that could be realized in a current market exchange.

Note 8 - Mutual Fund Fees

Investments in mutual funds are subject to sales charges in the form of front-end loads, back-end loads or 12b-1 fees. 12b-1 fees are allowable under Section 12b-1 of the Investment Company Act of 1940. Those fees may be deducted annually to pay marketing and distribution costs of mutual funds. These fees are deducted prior to the allocation of the Plan's investment earnings activity and thus not separately identifiable as an expense.

Note 9 - Plan Termination

Although no intention to do so has been expressed, NNI has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon full or partial termination of the Plan, unvested funds in the affected participants' accounts shall become 100% vested and shall not thereafter be subject to forfeiture.

NOVO NORDISK PUERTO RICO 401(k) PLAN
Plan #002
Employer ID #06-1061602
Schedule of Assets (Held at End of Year) (Unaudited)
December 31, 2012

Identity of issuer, borrower, lessor or similar party		Description of Investment	Cost		Fair value
Schwab Managed Ret 2030 CL III	*	Common collective trust fund	**	$	402,878
Schwab Value Advantage Instl.	*	Money market fund	**		395,637
Schwab Managed Ret 2040 CL III	*	Common collective trust fund	**		307,387
Schwab S&P 500 Index Fund	*	Mutual fund	**		271,833
Europacific Growth R6		Mutual fund	**		258,108
WF Adv Core Bond I		Mutual fund	**		213,906
Franklin U.S. Govt Securities Adv		Mutual fund	**		170,524
T Rowe Price Blue Chip		Mutual fund	**		157,499
Vanguard Total Bnd Mkt Idx Sig		Mutual fund	**		113,965
Columbia Dividend Income CLZ		Mutual fund	**		111,284
Columbia Small Cap Index Z		Mutual fund	**		95,842
Vanguard Ttl Intl Stk Idx Sig		Mutual fund	**		71,981
Neuberger Berman MCP Grth Inst		Mutual fund	**		66,117
Columbia Mid Cap Index Z		Mutual fund	**		62,150
Ridgeworth SMCAP Val Equity I		Mutual fund	**		52,639
Schwab Managed Ret 2020 CL III	*	Common collective trust fund	**		23,948
DFA Int'l Small Company		Mutual fund	**		22,060
Schwab Managed Ret 2010 CL III	*	Common collective trust fund	**		20,576
Schwab Managed Ret Income III	*	Common collective trust fund	**		18,817
Schwab U.S. Treasury	*	Money market fund	**		556
Novo Nordisk AS	*	Common stock	**		955,270
Total investments				$	3,792,977
Notes receivable from participants	*	Loan (4.25% to 10.50%; and maturities through 2016)		$	98,804
				$	3,891,781

* Party-in interest
** Cost information not required for participant-directed investments

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Securities Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0213
Attn.: Corporation Finance Filing Desk

SEC
Mail Processing
Section
JUN 26 2013
Washington DC
401

19 June 2013

RE: Novo Nordisk Inc. Puerto Rico 401(k) Plan
Form 11-K for 2012
Commission file number 333-83724

Dear Sir or Madam:

Enclosed please find 4 filing copies of Form 11-K for **Novo Nordisk Inc. Puerto Rico 401(k) Plan** for the year ending December 31, 2012.

Let us know if you have any questions.

Best regards,

Todd Thayer
Accountant
Novo Nordisk Inc.

Encl.